SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of September, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                 RYANAIR LAUNCHES INFLIGHT ENTERTAINMENT SYSTEM
                  The Revolution in Customer Service Continues

Ryanair, Europe's No. 1 low fares airline today (Tuesday, 21st September 2004) announced its intention to introduce inflight entertainment (IFE) on all its flights, with the acquisition - subject to board approval - of the APS inflight entertainment system, which will be trialled initially on five Stansted based aircraft from 1 November, and if successful will gradually be rolled out across our entire Boeing 737-800 fleet over the Winter, making IFE available to all passengers, on all aircraft in the Ryanair fleet from March next.

The APS portable video technology is one of the most advanced and easy to use entertainment systems in the world. The Ryanair inflight video system will offer Ryanair customers the latest Hollywood movies, up to date chart videos, cartoons, comedy classics, sitcoms and audio cd's at a special introductory offer price of GBP5 or EUR7 per flight.

Rolling out the Ryanair inflight video system in London this morning, Ryanair's Chief Executive, Michael O'Leary said:

    "Ryanair is delighted to be the first low fares airline in the world and the first shorthaul airline in Europe to offer all our customers the latest Hollywood movies on our inflight video system. This new technology will allow Ryanair's passengers to enjoy the latest in inflight entertainment, which will further enhance Ryanair's No.1 customer service package.
    Nobody beats Ryanair's customer service, which includes:

               -The lowest air fares in Europe.

               -Brand new aircraft.

               -All leather seats.

               -New technology inflight entertainment

               -No.1 on-time major airline.

               -Fewest cancellations.

               -Fewest lost bags.

               -Fewest complaints.

    "From November onwards in-flight movies won't be confined to rich people travelling in business class on long-haul flights. Now the latest Hollywood movies, music videos etc. will be available to all Ryanair passengers who will continue to enjoy the lowest air fares in Europe together with the best customer service.

    "Nobody beats Ryanair's low prices, nobody beats our punctuality and now nobody beats our inflight entertainment either!"



                     RYANAIR MOVIE SELECTION NOVEMBER 2004

     Movie                                            Genre

    I, Robot                                        Action/Sci-Fi

    Dodgeball                                       Comedy

    Garfield                                        Animation/Family

    The Day After Tomorrow                          Action/Adventure

    Man on Fire                                     Thriller/Drama

    The Girl Next Door                              Romantic Comedy

    Cheaper by the Dozen                            Comedy

    Master & Commander                              Action/Drama

    Stuck on You                                    Comedy

    Runaway Jury                                    Thriller/Drama

    League of Extraordinary Gentlemen               Sci-Fi/Adventure

    X-Men 2                                         Action/Sci-Fi

    Shrek 2                                         Comedy

    Sinbad: Legend of the Seven Seas                Animation/Family

    A Cinderella Story                              Romantic Comedy

    Scooby-Doo 2                                    Sci-Fi/Fantasy


    RYANAIR TV                              RYANAIR CARTOONS

    Friend's                                Batman Beyond

    Dad's Army                              Scooby-Doo

    One Foot in the Grave                   Powerpuff Girls

    Only Fools and Horses                   Baby Looney Tunes

    Teletubbies                             Dexter

    The Simpson's

    Dharma & Greg

    The X-Files

    Lizzie McGuire

Ryanair music videos: Include the latest chart toppers
Ryanair audio: Includes Jazz, Country, Chart, Rock & Oldies

Ends.                          Tuesday, 21st September 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



END


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 September, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director